ARAX HOLDINGS CORP.
                         Salvador Diaz Miron 87, Colonia
                       Santa Maria La Ribera, Mexico 06400


                                                                  April 25, 2013

Securities and Exchange Commission
Washington, DC 20549

     Re: Arax Holdings Corporation
         Registration Statement on Form S-1
         File No. 333-185928

Dear Ms. Block;

     Arax Holdings Corporation (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 6 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated April 11, 2013, with reference to the Company's registration statement on Form S-1 filed with the Commission on January 8, 2013, as amended on each of February 21, 2013, March 21, 2013, April 1, 2013, April 11, 2013 and April 17, 2013.

     In addition to the Registration Statement, the Company supplementally responds to the Commission's comments as follows:

PROSPECTUS SUMMARY, PAGE 3

1. We note your revised disclosure in response to our prior comment 1. With a view towards revised disclosure, please tell us how you have increased the amount in your treasury to $8,033 of cash on hand as of the filing date of your registration statement. In this regard, we note your disclosure that as of January 31, 2013, you had $1,803 in your treasury. We also note your disclosure that you have earned no revenues and have not sold any additional shares of common stock since October 20, 2012. Please advise.

Response: The amount of cash on hand did not increase from January 31, 2013 ($1,803) to the amount of cash currently on hand, $1,803. Since we did not earn any revenues nor sell any shares, the amount of cash remained the same since January 31, 2013. Accordingly, we have revised the appropriate reference in the
(i) Prospectus Summary, (ii) Management Discussion and Analysis and (ii) Management Discussion and Analysis - Liquidity and Capital Resources to provide that the current amount of cash is $1,803.

Sincerely,


/s/ Vladimir Leonov
-----------------------------
Vladimir Leonov
President